UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On October 15, 2026, AGM Group Holdings Inc. (the “Company”) issued a notice in connection with a special extraordinary meeting of shareholders of the Company (the “Meeting”) to be held at 9:00 a.m., Eastern Time, on October 28, 2026. Attached hereto as Exhibit 99.1 and Exhibit 99.2 are the Notice of Special Extraordinary Meeting of Shareholders and a Form of Proxy Card, respectively, relating to the Meeting.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Special Extraordinary Meeting of Shareholders
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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